Exhibit 99.1

Phoenix New Media Announces Extension of Loans to Yidian and Related Financing Update

BEIJING, January 22, 2018 - Phoenix New Media Limited (“Phoenix New Media”, “ifeng” or the “Company”) (NYSE: FENG), a leading new media company in China, today announced that its board of directors has authorized the Company to extend the terms of two loans previously granted to Particle Inc. (“Particle”) by six months, while the other terms and conditions remain the same. One of the two loans with a principal amount of US$14.8 million was granted in August 2016 (the “August 2016 Loan”) and will mature in August 2018 after the extension. The other loan with a principal amount of RMB 74 million was granted in January 2017 and will mature in July 2018 after the extension. The expiration date of the Company’s right to convert all or a portion of the August 2016 Loan (including principal and interests) into Series D1 preferred shares to be issued by Particle has also been extended to August 9, 2018.

As previously announced by the Company, pursuant to an agreement among the Company, Particle and Long De Cheng Zhang Culture Communication (Tianjin) Co., Ltd. (“Long De”), a company affiliated with Beijing Culture Investment Development Group Co., Ltd., the Company is expected to assign to Long De or its designated affiliate the Company’s rights under the August 2016 Loan, and Long De or its affiliate should pay the Company approximately US$17.0 million for the assignment. The Company was informed by Long De, however, that it has not yet obtained necessary government approval for remitting funds offshore to make the payment to the Company. The Company extended the term of the August 2016 Loan as it is uncertain how Long De will fulfill its payment obligation to the Company and when the assignment of the loan to Long De can be completed. As Long De has not been able to remit funds offshore, the proposed subscription for Series E preferred shares and warrants of Particle by Long De or its affiliate has not been completed either and it is uncertain when such transactions can be completed.

Particle owns Yidian Zixun (“Yidian”), a rapidly-growing personalized news and life-style information application in China, which allows users to efficiently define and explore individualized content over mobile devices. The Company currently owns approximately 41.82% of the total outstanding shares of Particle on an as-if converted basis.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. Phoenix New Media’s platform includes its ifeng.com channel, consisting of its ifeng.com website and web-based game platform, its video channel, comprised of its dedicated video vertical and mobile video services, and its mobile channel, including its mobile Internet website, mobile applications and mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the online and mobile advertising, online video and mobile paid service markets in China; the Company’s reliance on online advertising and MVAS for the majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding the retention and strengthening of its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and service offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual report on Form 20-F. All information provided in this press release is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Nicole Shan

Email: investorrelations@ifeng.com

ICR, Inc.

Rose Zu

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com